Exhibit 12
CORNING INCORPORATED AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

Nine months ended September 30, 2010

Income from continuing operations before taxes on income (a)	$2,656
Adjustments:
Equity in earnings of equity affiliates	(1,447)
Distributed income of equity affiliates	351
Net income attributable to noncontrolling interests	(2)
Fixed charges net of capitalized interest	97

Earnings before taxes and fixed charges as adjusted	$1,655

Fixed charges:
Interest expense (b)	$92
Portion of rent expense which represents an appropriate interest factor (c)	16
Amortization of debt costs	1

Total fixed charges	109
Capitalized interest	(12)

Total fixed charges, net of capitalized interest	$97

Total fixed charges	$109

Ratio of earnings to fixed charges	15.2x

(a)	Effective January 1, 2009, equity earnings are now included in income from continuing operations before taxes on income.
(b)	Interest expense includes amortization expense for debt costs.
(c)	One-third of net rent expense is the portion deemed representative of the interest factor.